UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  33-11986-LA
CUSIP NUMBER: 876765108

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:  March 31, 2011

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TAXMASTERS, INC.
Full Name of Registrant

Former Name if Applicable

900 Town & Country Lane, Suite 400
Address of Principal Executive Office (Street and Number)

Houston ,Texas 77024
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2011 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation of the registrant’s audited financial statements.  The Form 10-Q will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frederick V. Hackett, Esq.	(281)	497-4226
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the registrant for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 are as follows:

Revenues.  Revenues decreased by approximately $1.9 million, or 16.8%, to approximately $9.4 million for the three months ended March 31, 2011 as compared to approximately $11.3 million for the same three month period in 2010.  This decrease in our sales growth may be attributed to our competition increasing their advertising and marketing efforts which resulted in lower client volume as compared to the same three month period a year ago.

Compensation expense.  Compensation expense, which is comprised of salaries and payroll taxes, health insurance and fees, and contract labor for the three months ended March 31, 2011 was approximately $4.5 million, which was a decrease of approximately $.3 million, or 6.8%, from the compensation expense of approximately $4.8 million for the three months ended March 31, 2010.  The decrease in compensation expense was mainly due to a $330,000 reduction in contract labor used.  Salaries and payroll taxes increased slightly, approximately $54,000 versus prior three month period a year ago but this increase was offset by a reduction in healthcare costs of approximately $67,000 versus prior three month period.

Selling, general and administrative costs (“SG&A”).  Selling, general and administrative costs increased by approximately $1.2 million or 24.9%, from approximately $4.9 million for the three months ended March 31, 2010 to approximately $6.1 million for the same period in 2011.  Selling expenses, which consists mainly of advertising expenses and bank fees associated with process payments increased to approximately $4.5 million or 29.0% from approximately $3.5 million in 2010.  Advertising expense for the three months ended March 31, 2011 was approximately $4.2 million, an increase of approximately $0.9 million or 25.5%.  General and administrative (“G & A”) expenses increase approximately $200,000 for the three months period ended March 31, 2011 as compared to prior year three month period.  Increases in G & A expenses were mainly in rent, building maintenance, telephone and utilities which increased approximately $400,000 for the three months ended March 31, 2011 as compared to the same three month period a year ago.  These increase were somewhat offset by an approximate $75,000 reduction in Professional fees, which include outside services, accounting and legal fees and an approximate reduction of $65,000 in travel and entertainment expenses for the three months period ended March 31, 2011.

Total Operating Expenses.  Total operating expenses for the three months ended March 31, 2011 were approximately $10.7 million, an increase of approximately $0.9 million, or 8.9%, from total operating expenses of $9.8 million for the same three month period in 2010.  The increase in total operating expenses for the first quarter 2011 was mainly due to increase in selling costs of approximately $1.0 million, brought about primarily by increases in advertising expenses, an increase of approximately $0.2 million in G & A expenses as described above, offset by a decline in compensation costs of approximately $0.3 million, due to reduction of contract labor.

Total Other Income and Expenses.  Total other income and other expenses consist of interest income, interest expense and other non operating related adjustments.  Interest expense for the three months ended March 31, 2011 was approximately $64,000, a decrease of approximately $7,000  from the same three month period in 2010, this decrease is mainly due to lower interest expense associated with the Company’s capital leases as many of them have mature or have been paid off.  Interest income for the first quarter 2011 was approximately $2,000, a decrease of approximately $10,000, from first quarter 2010.

TaxMasters, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TAXMASTERS, INC.

Date: May 17, 2011	By: /s/ Christopher J. Koscinski
Christopher J. Koscinski
Chief Financial Officer